
07005233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-66808

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (mm/dd/yy) AND ENDING 12/31/2006 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VANIR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No)

980 NINTH STREET, SUITE 900
(No and Street)

SACRAMENTO (City) CALIFORNIA (State) 95814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN A. HUNTER (916) 231-5195
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 0 2007
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **STEPHEN A. HUNTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VANIR SECURITIES, INC.** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Sacramento } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ________________________________
2 ________________________________
3 ________________________________
4 ________________________________
5 ________________________________
6 ________________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 29th day of March, 2007, by
Date / Month / Year

(1) Stephen A. Hunter,
Name of Signer

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and

(2) ________________________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MICHELLE ROMANO
Commission # 1644354
Notary Public - California
Sacramento County
My Comm. Expires Feb 10, 2010

[signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ________________________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ________________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Vanir Securities, Inc.

Annual Audit Report

December 31, 2006

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Vanir Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Vanir Securities, Inc.
Sacramento, California

We have audited the accompanying statement of financial condition of Vanir Securities, Inc. as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanir Securities, Inc. at December 31, 2006, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 22, 2007

Vanir Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents		$ 52,688
Deposit at clearing organization		25,799
Commissions receivables		14,721
Prepaid expenses		2,720
Property and equipment, net of $391 accumulated depreciation		1,562
Total assets		$ 97,490

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 46,172
Taxes payable		3,273
Total liabilities		$ 49,445
Stockholder's equity		
Common stock (20,000 shares of $1.00 par value authorized; 20,000 shares issued and outstanding)	$ 20,000	
Additional paid in capital	31,489	
Retained earnings (deficit)	(3,444)	
Total stockholder's equity		48,045
Total liabilities and stockholder's equity		$ 97,490

See independent auditor's report and accompanying notes.

Vanir Securities, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2006

Revenue	
Commissions and related fees	$ 239,562
Interest income	1,070
Total revenue	240,632
Expenses	
Management fees	245,721
Professional fees	23,448
Clearance	7,026
Depreciation	391
Other operating expenses	13,339
Total expenses	289,925
Income (loss) before income taxes	(49,293)
Income tax benefit	6,214
Net income (loss)	$ (43,079)

See independent auditor's report and accompanying notes.

Vanir Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholder's Equity
December 31, 2005	$ 20,000	$ 31,489	$ 39,635	$ 91,124
Net income (loss)			(43,079)	(43,079)
December 31, 2006	$ 20,000	$ 31,489	$ (3,444)	$ 48,045

See independent auditor's report and accompanying notes.

Vanir Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(43,079)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		391
Deferred taxes		(2,000)
(Increase) decrease in:		
Commissions receivable		(3,386)
Deposit at clearing organization		(4,245)
Prepaid expenses		(2,285)
Increase (decrease) in:		
Accounts payable and accrued expenses		44,739
Income taxes payable		(5,814)
Net cash provided (used) by operating activities		(15,679)
CASH FLOWS FROM FINANCING ACTIVITIES		0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment		(1,953)
Net increase (decrease) in cash and cash equivalents	$	(17,632)
Cash and cash equivalents, beginning of year		70,320
Cash and cash equivalents, end of year	$	52,688

See independent auditor's report and accompanying notes.

Vanir Securities, Inc.

Notes to the Financial Statements

December 31, 2006

(1) Organization

Vanir Securities, Inc. (the Company), was formed in November, 2004 and incorporated in the state of Delaware. The Company is a wholly owned subsidiary of Vanir Financial Services, Inc. (VFS). The purpose of the Company is to act as a broker dealer engaging in general securities activities.

The Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) on June 30, 2006 and was granted a broker-dealer certificate by the California Department of Corporations.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the transaction date is not significant.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

Furniture and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over estimated useful lives of the assets.

Vanir Securities, Inc.

Notes to the Financial Statements

December 31, 2006

(2) Summary of Significant Accounting Policies (continued)

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Income Taxes

The Company's total deferred tax assets and liabilities as of December 31, 2006 are as follows:

Deferred tax assets	
Federal	$ 197
California	4,048
Valuation allowance	(4,245)
Net deferred tax asset	$ 0

Deferred tax assets are primarily the result of federal and California net operating loss carryforwards of $1,314 and $45,794, respectively. The federal California loss carryforwards are due to expire in 2016 and 2026, respectively. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $4,245 has been established.

Income tax expense (benefit) for the year ended December 31, 2006, consisted of the following:

Current	
Federal benefit of NOL carryback	$ (7,014)
State tax expense	800
Tax expense (benefit)	$ (6,214)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2006, the Company's net capital was $43,763, which exceeded the requirement by $38,763.

(5) Related Party

Under an expense sharing agreement, VFS provides office space and pays most overhead, financial, legal and other administrative expenses for the Company. In 2006, the Company paid $200,721 in management fees and reimbursement of expenses to VFS and an additional $45,000 was payable to VFS at December 31, 2006. The Company's results of operations and financial position could differ significantly from those that would have been obtained if all overhead and rent expenses were paid directly.

(6) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Vanir Securities, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total stockholder's equity qualified for net capital		$ 48,045
Less: Non-allowable assets		
Prepaid expenses	$ 2,720	
Fixed assets	1,562	
Total non-allowable assets		4,282
Net capital		43,763
Net minimum capital requirement of 6.67% of aggregate indebtedness of $49,445 or $5,000, whichever is greater		5,000
Excess net capital		$ 38,763

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006	$ 81,941
Decrease in stockholder's equity	(38,569)
Increase in non-allowable assets	391
Net capital per above computation	$ 43,763

Vanir Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Vanir Securities, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Vanir Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period/year ended December 31, 2006, and this report does not affect our report thereon dated March 22, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 22, 2007

END